                                                Filed pursuant to Rule 424(b)(5)
                                                Registration No. 33-62293


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 PRELIMINARY PROSPECTUS DATED JANUARY 29, 1996

                             SUBJECT TO COMPLETION

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 13, 1995)

                                6,000,000 SHARES

                                      LOGO

                         SHARES OF BENEFICIAL INTEREST
                            ------------------------

     Meditrust, a Massachusetts business trust (the "Company"), is the largest dedicated health care real estate investment trust in the United States based on its gross real estate investments of approximately $1.9 billion as of December 31, 1995. See "The Company."

     The Company's shares of beneficial interest, without par value (the "Shares"), are listed on the New York Stock Exchange ("NYSE") under the symbol "MT." On January 29, 1996, the last reported sale price of the Shares as reported by the NYSE was $35.125 per Share. It is anticipated that approximately 500,000 Shares will be offered outside the United States to non-United States citizens or residents.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
            ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.

============================================================================================
                                                              UNDERWRITING
                                                              DISCOUNTS AND    PROCEEDS TO
                                             PRICE TO PUBLIC  COMMISSIONS(1)   COMPANY(2)
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
Per Share................................... $                $                $
--------------------------------------------------------------------------------------------
Total(3).................................... $                $                $
============================================================================================

(1) For information regarding indemnification, see "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $250,000.

(3) The Company has granted the Underwriters a 30-day option to purchase 900,000 additional Shares, solely to cover over-allotments, if any. If the option is exercised in full, the total "Price to Public," "Underwriting Discounts and
    Commissions" and "Proceeds to Company" will be $         , $         and
    $         , respectively. See "Underwriting."
                            ------------------------

     The Shares are offered by the Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of Share certificates will be made in New York, New York on or about
            , 1996.

NATWEST SECURITIES LIMITED
          ALEX. BROWN & SONS
                  INCORPORATED
                     DEAN WITTER REYNOLDS INC.
                                 GOLDMAN, SACHS & CO.
                                          MERRILL LYNCH & CO.
                                                  PAINEWEBBER INCORPORATED
                                                         SMITH BARNEY INC.

         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS             , 1996.

--------------------------------------------------------------------------------

-------------------------------------     -----------------------------------
GROSS REAL ESTATE[1]                      TOTAL
INVESTMENTS                               RETURN
(in millions)                             10 YEAR
                                          ANNUAL         [BAR CHART]
                                          AVERAGE[2]
              [BAR CHART]                 (For Meditrust shares, Dow Jones
                                          Industrial Average and Standard
                                          and Poors's 500)
                                          -----------------------------------
                                          (2) Average of the annual increase or
                                          decrease in market value of the
                                          shares over the previous year plus
                                          year plus dividend income; for the
                                          ten years ended December 31, 1995
---------------------------------------
(1) As of December 31, 1986 through
    December 31, 1995
---------------------------------------
INVESTMENT BY OPERATOR (as of 12/31/95)

              [PIE CHART]                                [BAR CHART]

---------------------------------------


                                                          MEDITRUST
                                                DISTRIBUTION GROWTH
                                                          PER SHARE
                                                (1986 through 1995)
--------------------------------------------------------------------------------
IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
--------------------------------------------------------------------------------

                                  THE COMPANY

     Meditrust, established in 1985, is the largest dedicated health care real estate investment trust in the United States based on its gross real estate investments of approximately $1.9 billion as of December 31, 1995. The Company invests in high quality health care facilities managed by experienced operators and attempts to achieve diversity in its property portfolio by sector of the health care industry, geographic location, operator and form of investment.

     As of December 31, 1995, the Company had investments in 303 facilities, consisting of 247 long-term care facilities, 24 rehabilitation hospitals, 14 medical office buildings, 10 alcohol and substance abuse and psychiatric facilities, seven retirement and assisted living facilities, and one acute care hospital campus. Included in the 303 facilities are 17 properties under construction that are expected to be completed during the next three to 12 months. The properties are located in 35 states and are operated by 33 health care companies. Of the 33 different operators, 11 are publicly-traded companies (i.e., Sun Healthcare Group, Inc., Horizon/CMS Healthcare Corporation, Geriatric and Medical Centers, Inc., OrNda Healthcorp., Integrated Health Services, Inc., Tenet Healthcare Corporation, Columbia/HCA Healthcare Corporation, HealthSouth Rehabilitation Corporation, The Multicare Companies, Inc., Mariner Health Group, Inc. and Youth Services International, Inc.), and constitute approximately 48% of the Company's real estate investments.

     During 1995, the Company committed approximately $450 million to new real estate investments, of which approximately $358 million was funded. Of these amounts, approximately $92 million was committed and funded during the quarter ended December 31, 1995.

     The Company's real estate investments are either owned by the Company or secured by a mortgage lien. As of December 31, 1995, permanent mortgage loans constituted approximately 53%, sale/leaseback transactions constituted approximately 41% and development mortgage financing constituted approximately 6% of the Company's portfolio as measured by gross real estate investments. The leases and mortgages provide for rental or interest rates which generally range from approximately 9% to 13% per annum of the acquisition price or mortgage amount. The leases and mortgages generally provide for an initial term of 10 years, with the leases having one or more five-year renewal options. The leases and mortgages also provide for additional rent or interest which are generally either based upon a percentage of increased revenues over specific base period revenues of the related properties or a fixed rent or interest escalation provision.

     In addition, the Company usually obtains guarantees from the parent corporation, if any, of the operator or affiliates or individual principals of the operator. Many obligations are backed by letters of credit or pledges of certificates of deposit which cover from three to 12 months of lease or mortgage payments. In addition, the Company's permanent and development mortgage loans and leases generally are cross-defaulted or where appropriate cross-collateralized with other mortgage and development loans, leases or other agreements between the Company and the same operator or any affiliated operators. With respect to development mortgage loans, the Company generally requires guaranteed maximum price construction contracts, performance completion bonds or guarantees. The Company enters into a development mortgage loan when the Company will also be the permanent owner or mortgage lender.

                            ------------------------

     For United Kingdom purchasers: The Shares offered hereby may not be offered or sold in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent (except in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986), and this Prospectus Supplement may only be issued or passed on to any person in the United Kingdom if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995.

     In making its investment decisions, the Company reviews, among other criteria, the operational viability of the facility, the experience and competency of the operator and the financial strength of the guarantor. From time to time, the Company enters into transactions with related parties. As of December 31, 1995, the Company had total commitments of $160 million, $83 million of which was funded, to companies in which Abraham D. Gosman, the Company's Chairman and Chief Executive Officer, owns a controlling equity interest. The Company expects to enter into additional transactions with related parties in the future. All of the terms and conditions of such transactions are subject to approval by the independent Trustees of the Company. The Board of Trustees believes that the terms of the transactions which the Company has entered into with related parties are not less favorable to the Company than those prevailing at the time for comparable transactions with unrelated persons.

     The Company was organized to qualify, and intends to continue to operate, as a real estate investment trust in accordance with Federal income tax laws and regulations. So long as the Company so complies, with limited exceptions, the Company will not be taxed under Federal income tax laws on that portion of its taxable income that it distributes to its shareholders. The Company has distributed, and intends to continue to distribute, substantially all of its real estate investment trust taxable income to shareholders.

     In order to meet its ongoing capital requirements for additional investments, the Company may raise additional capital through a variety of sources, including the sale of Shares and debt securities and drawings against its revolving bank lines of credit.

     The Company is a self-administered real estate investment trust, with its principal executive offices at 197 First Avenue, Needham Heights, Massachusetts 02194. Its telephone number is (617) 433-6000.

                              RECENT DEVELOPMENTS

     During January 1996 through the date hereof, the Company committed and funded approximately $90 million to new real estate investments with unaffiliated operators, and committed approximately $7 million to a real estate investment with a company in which Abraham D. Gosman owns an equity interest. Of this commitment to Mr. Gosman, approximately $750,000 was funded.

     On January 17, 1996, the Company entered into a $25 million unsecured credit facility which expires on April 1, 1996. Loans under this credit facility bear interest at LIBOR plus 1.25% per annum. See "Capitalization" and "Use of Proceeds."

     During January 1996 through the date hereof, the Company issued unsecured notes in the aggregate principal amount of $40 million which mature between January 1997 and January 2006 and bear interest at annual rates ranging from 6.35% to 7.3%.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the Shares
offered hereby (the "Offering"), which are expected to be $       , for the
repayment of short-term indebtedness which totaled $181 million as of the date of this Prospectus Supplement. The proceeds of such indebtedness were used for investments in health care facilities. Such indebtedness bears interest at the lenders' respective prime rates or LIBOR plus 0.80% to 1.25% per annum; $25 million of such indebtedness matures on April 1, 1996 with the remainder maturing on or before June 30, 1997. The remainder of the net proceeds from the Offering will be used for general business purposes, including investments in additional health care facilities. See "Underwriting." See also "Use of Proceeds" in the accompanying Prospectus.

                 PRICE RANGE OF SHARES AND DISTRIBUTION HISTORY

     The Shares have been traded on the NYSE under the symbol "MT" since 1987. Prior to that, the Shares were traded on the NASDAQ National Market System. As of January 23, 1996, there were 5,198 holders of record of the Shares. The following table sets forth for the periods shown the high and low sale prices for the Shares as reported on the NYSE composite tape and the distributions declared by the Company during the periods shown. On January 29, 1996, the last reported sale price of the Shares as reported by the NYSE was $35.125 per Share.

                                                      PRICE OF SHARES
                                                    -------------------     REGULAR DISTRIBUTIONS
                                                     HIGH         LOW        DECLARED PER SHARE
                                                    -------     -------     ---------------------
    1993
    First Quarter.................................  $34.125     $29.125            $0.6275
    Second Quarter................................   33.750      30.250             0.6325
    Third Quarter.................................   34.625      31.875             0.6375
    Fourth Quarter................................   34.250      31.250             0.6425
                                                                                   -------
              Total....................................................            $  2.54
                                                                                   =======
    1994
    First Quarter.................................  $35.250     $32.000            $0.6475
    Second Quarter................................   35.875      32.125             0.6525
    Third Quarter.................................   34.250      30.625             0.6575
    Fourth Quarter................................   32.625      28.750             0.6625
                                                                                   -------
              Total....................................................            $  2.62
                                                                                   =======
    1995
    First Quarter.................................  $32.125     $29.500            $0.6675
    Second Quarter................................  $34.125     $29.000             0.6725
    Third Quarter.................................  $35.500     $32.625             0.6775
    Fourth Quarter................................  $35.500     $31.250             0.6825
                                                                                   -------
              Total....................................................            $  2.70
                                                                                   =======
    1996
    First Quarter (through January 29, 1996)......  $36.625     $34.375            $0.6875

                                 DISTRIBUTIONS

     The Company's policy is to make cash distributions on its Shares on a quarterly basis. The Company has made regular and uninterrupted distributions which have been increased in each of the 39 quarters since the Company's inception in 1985.

     The distributions of the Company are based upon cash flow (i.e., cash from operating activities available for distribution). As a result of noncash expenses, primarily depreciation and amortization, cash flow and cash distributions have exceeded the Company's earnings and profits. Portions of the distributions which were not attributable to earnings and profits represent a return of capital and are not subject to federal income tax to the extent they do not exceed the shareholder's basis in his shares. The Company made cash distributions aggregating $2.70 per Share in 1995, 30.7% of which was considered a nontaxable return of capital and 10.6% of which was considered a capital gain. The Company made cash distributions aggregating $2.62 per Share in 1994 and $2.54 per Share in 1993, of which 12.6% and 14.9% were considered nontaxable returns of capital and 0% and 5.3% were considered capital gain, in 1994 and 1993, respectively.

     The Company intends to distribute to its shareholders on a quarterly basis a majority of cash flow from operating activities available for distribution. Cash flow from operating activities available for distribution to shareholders of the Company will be derived primarily from the rental payments and interest payments derived from its real estate investments. All distributions will be made by the Company at the discretion of the Board of Trustees and will depend on the earnings of the Company, its financial condition and such other factors as the Board of Trustees deem relevant. In order to qualify for the beneficial tax treatment afforded to REITs by Sections 856 to 860 of the Internal Revenue Code, the Company is required to make distributions to holders of its Shares which annually will be at least 95% of the Company's "real estate investment trust taxable income."

     The first distribution that purchasers of the Shares offered hereby are expected to participate in will relate to the first quarter of 1996. In prior years, the distribution relating to the first quarter has typically been paid in May of such year.

                         SELECTED FINANCIAL INFORMATION

     The following table presents selected financial information with respect to the Company for the five years ended December 31, 1995. This financial information has been derived from audited financial statements included in the Company's Annual Reports on Form 10-K for the years ended December 31, 1991 through 1994 and the Company's Current Report on Form 8-K dated January 29,
1996, and should be read in conjunction with those financial statements and the accompanying footnotes.

                                                          YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------------
                                           1995         1994         1993         1992        1991
                                        ----------   ----------   ----------   ----------   --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues..............................  $  209,369   $  172,993   $  150,375   $  132,394   $112,910
                                          --------     --------     --------     --------   --------
Expenses:
  Interest expense....................      64,163       67,479       62,193       58,159     56,886
  Depreciation and amortization.......      18,176       17,171       16,277       14,032     13,185
  General and administrative
     expenses.........................       7,058        7,883        8,269        8,845      4,930
                                          --------     --------     --------     --------   --------
Total expenses........................      89,397       92,533       86,739       81,036     75,001
                                          --------     --------     --------     --------   --------
Net income before extraordinary
  item................................     119,972       80,460       63,636       51,358     37,909
Loss on prepayment of debt............      33,454           --           --           --      3,684
                                          --------     --------     --------     --------   --------
Net income............................  $   86,518   $   80,460   $   63,636   $   51,358   $ 34,225
                                          ========     ========     ========     ========   ========
OTHER DATA:
Shares of beneficial interest
  (weighted average)..................      47,563       35,314       31,310       26,360     21,710
Cash flow from operating activities
  available for distribution(1).......  $  141,550   $  100,513   $   84,831   $   67,942   $ 53,950

PER SHARE:
Net income before extraordinary
  item................................  $     2.52   $     2.28   $     2.03   $     1.95   $   1.75
Loss on prepayment of debt............         .70           --           --           --        .17
                                          --------     --------     --------     --------   --------
Net income............................  $     1.82   $     2.28   $     2.03   $     1.95   $   1.58
                                          ========     ========     ========     ========   ========
Distributions paid....................  $     2.70   $     2.62   $     2.54   $     2.46   $   2.38

                                                                DECEMBER 31,
                                        ------------------------------------------------------------
                                           1995         1994         1993         1992        1991
                                        ----------   ----------   ----------   ----------   --------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Real estate investments, net..........  $1,777,798   $1,484,229   $1,214,308   $1,021,630   $842,518
Total assets..........................   1,891,852    1,595,130    1,310,401    1,094,941    928,254
Indebtedness..........................     762,291      765,752      658,245      606,585    463,695
Total liabilities.....................     830,097      824,983      724,606      663,458    500,736
Total shareholders' equity............   1,061,755      770,147      585,795      431,483    427,518

---------------
(1) Consists of net income plus (i) depreciation, amortization of debt issuance costs, provision for losses, loss on prepayment of debt, partnership distributions in excess of income and deferred income received in cash net of amortization of deferred income and less (ii) any gain on sale of real estate and mortgage prepayments.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company (i) as of December 31, 1995 and (ii) as adjusted to reflect the sale of the Shares offered hereby and the application of the net proceeds therefrom. The capitalization table should be read in conjunction with the Company's financial statements and related notes incorporated by reference in this Prospectus
Supplement and the accompanying Prospectus.

                                                                          DECEMBER 31, 1995
                                                                      --------------------------
                                                                        ACTUAL       AS ADJUSTED
                                                                      ----------     -----------
                                                                        (IN THOUSANDS, EXCEPT
                                                                             SHARE DATA)
Indebtedness and other liabilities:
  Bank notes payable(1).............................................  $  114,000      $       0
  Notes payable.....................................................     303,500        303,500
  Convertible debentures............................................     300,318        300,318
  Bonds and mortgages payable.......................................      52,646         52,646
  Deferred income...................................................       9,222          9,222
  Accrued expenses and other liabilities............................      58,584         58,584
Shareholders' equity:
  Shares of beneficial interest without par value: unlimited Shares authorized, 51,176,788 Shares issued and outstanding at
     December 31, 1995, and 57,176,788 Shares as adjusted, net of
     distributions in excess of net income(2).......................   1,061,755
                                                                      ----------      ---------
          Total capitalization......................................  $1,900,025      $
                                                                      ==========      =========

---------------
(1) As of the date of this Prospectus Supplement, the Company had outstanding bank borrowings in the aggregate principal amount of $181 million. See "Use of Proceeds."

(2) Assuming 100% conversion of all convertible debt of the Company, there would be 59,885,383 Shares issued and outstanding at December 31, 1995, and 65,885,383 Shares, as adjusted.

                        MANAGEMENT AND BOARD OF TRUSTEES

     The Company's officers have significant experience in the health care field, and a majority of them have been part of the Company's management team for over eight years. The officers and trustees of the Company are:

MANAGEMENT

               NAME                  AGE                             OFFICE
-----------------------------------  ---     -------------------------------------------------------
Abraham D. Gosman..................  67      Chief Executive Officer
David F. Benson....................  46      President
Michael F. Bushee..................  38      Chief Operating Officer
Michael S. Benjamin................  38      Senior Vice President, Secretary and Corporate Counsel
Lisa P. McAlister..................  32      Chief Financial Officer and Treasurer
Stephen C. Mecke...................  33      Vice President
Debora A. Pfaff....................  32      Vice President
Stephen H. Press...................  58      Vice President
John G. Demeritt...................  35      Controller

BOARD OF TRUSTEES

               NAME                  AGE                           OCCUPATION
-----------------------------------  ---     -------------------------------------------------------
Abraham D. Gosman..................  67      Chairman and Chief Executive Officer, Meditrust
David F. Benson....................  46      President, Meditrust
Edward W. Brooke...................  76      Partner, O'Connor & Hannan, Washington, DC
Robert Cataldo.....................  71      President, Sheldon Corporation, Lexington, MA
Philip L. Lowe.....................  78      Principal, Philip L. Lowe and Associates, Boston, MA
Thomas J. Magovern.................  53      Regional Vice President, Real Estate Asset Management,
                                             United Jersey Bank, Hackensack, NJ
Gerald Tsai, Jr....................  66      Chairman, President and Chief Executive Officer, Delta
                                             Life Corporation, Memphis, TN
Frederick W. Zuckerman.............  61      General Partner in the investment banking firm of
                                             Zuckerman and Firstenberg; Director of eight public
                                             companies; business consultant and retired officer of
                                             Chrysler Corporation, RJR Nabisco and International
                                             Business Machines Corporation

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain United States federal income tax consequences of the ownership and disposition of the Shares by individuals who are not residents of the United States and corporations not organized under the laws of the United States or any State ("foreign holders"). The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations, proposed regulations, rulings and judicial decisions now in effect, all of which are subject to change. Any such change could be retroactive in effect. Under the Code, an individual may be treated as a resident of the United States if the individual has been granted the privilege of residing permanently in the U.S. or if the individual in fact spends a certain amount of time in the U.S. Individuals who are uncertain whether they are U.S. residents for U.S. tax purposes should consult their tax advisors.

     No opinion of counsel or ruling from the Internal Revenue Service has been or will be requested on any tax matter concerning the Offering. The discussion does not cover any aspect of non-U.S. taxation nor any aspect of taxation by the various States within the U.S., nor does it generally deal with the U.S. federal taxation of partnerships, estates, trusts or other entities. Such taxpayers should consult their own tax advisors as to the tax consequences to them of the ownership and disposition of the Shares.

     (a) Distributions of cash made by the Company to a foreign holder of Shares are generally subject to United States withholding tax at a rate of 30 percent unless a lower rate or exemption is provided by an applicable tax treaty. A foreign holder receiving a distribution subject to such withholding tax will be able to claim a refund to the extent the withholding has been imposed on a portion of such distribution which does not constitute a "dividend" (i.e., a distribution out of the Company's current or accumulated earnings and profits). The basis which a foreign holder has in his Shares is reduced by the portion of a distribution which does not constitute a dividend, and after basis has been reduced to zero, such non-dividend distributions generally represent capital gain from the sale or exchange of the Shares. The United States tax treatment of such gain is described in (c) below. If a distribution is effectively connected with a United States trade or business conducted by the foreign holder, the portion of such distribution constituting a dividend is generally subject to graduated United States federal income tax.

     (b) Distributions attributable to gain from the Company's sale or exchange of United States real property interests are subject to the same United States graduated federal income tax which applies to U.S. persons unless a lower rate or exemption is provided under an applicable tax treaty. Such distributions to a foreign holder are subject to withholding at a 35 percent rate to the extent the distributions are designated as capital gains dividends by the Company. If a distribution is designated as a capital gain dividend after the time that the distribution has been made, the 35 percent withholding rate will generally apply to subsequent distributions in an amount equal to the previous distribution designated as capital gain.

     (c) The Company believes that it is currently a domestically-controlled real estate investment trust (i.e., a real estate investment trust where less than 50 percent in value of its shares is held directly or indirectly by foreign persons at all times during the period in question). Accordingly, gain realized by a foreign holder on the sale, exchange, redemption or other disposition of Shares is not subject to United States federal income tax unless (1) the gain is effectively connected with a United States trade or business of the foreign holder, in which case the gain is generally subject to graduated United States federal income tax, or (2) in the case of a non-resident alien individual, the individual is present in the United States for 183 days or more during the year of disposition, and either has a United States tax home or the gain is attributable to an office or other fixed place of business maintained by the individual within the United States, in which case the gain is subject to 30 percent United States federal income tax.

     If the Company is not a domestically-controlled real estate investment trust, the sale of Shares is treated as a disposition of a United States real property interest, and consequently the gain is subject to graduated United States income tax rates and withholding as described in Section (b) above.

     (d) Shares held by an individual at the time of his death (or previously transferred subject to certain rights or powers or certain transfers by gift within three years of death) are subject to United States federal estate tax unless otherwise provided by an applicable treaty.

     (e) Under current law, payments of the proceeds of the sale of Shares to or through a broker are generally subject to information reporting and backup withholding unless the holder certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

     (f) In addition to the taxes described above, holders of Shares may be subject to the alternative minimum tax, and a holder of Shares which is a foreign corporation may be subject to the United States branch profits tax (at 30 percent or a lower treaty rate) with respect to income from Shares which is effectively connected with the conduct of a trade or business within the United States.

     Prospective holders of Shares should consult the Company's Current Report on Form 8-K dated March 4, 1992, which is incorporated by reference herein, for additional information concerning the United States federal income tax provisions applicable to real estate investment trusts and their shareholders.

     PROSPECTIVE SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE SHARES, INCLUDING THE APPLICATION OF FOREIGN OR LOCAL TAX LAWS, AND THE POSSIBILITY OF FUTURE CHANGES IN UNITED STATES FEDERAL INCOME TAX LAWS.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of Shares set forth opposite their respective names:

                                                                                    NUMBER OF
                                       NAME                                          SHARES
----------------------------------------------------------------------------------  ---------
NatWest Securities Limited........................................................
Alex. Brown & Sons Incorporated...................................................
Dean Witter Reynolds Inc. ........................................................
Goldman, Sachs & Co. .............................................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated................................
PaineWebber Incorporated..........................................................
Smith Barney Inc. ................................................................
                                                                                    ---------
          TOTAL...................................................................  6,000,000
                                                                                    =========

     The Underwriters are committed to purchase all of the Shares offered hereby, if any Shares are purchased.

     The Underwriters propose to offer the Shares directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain securities dealers at such price less a concession not in excess
of $          per Share. The Underwriters may allow, and such selected dealers
may reallow, a concession not in excess of $          per Share to certain
brokers and dealers.

     The Company has granted the Underwriters an option for 30 days after the date of this Prospectus Supplement to purchase at the public offering price, less the underwriting discount, as set forth on the cover page of this Prospectus Supplement, up to 900,000 additional Shares. If the Underwriters exercise their option to purchase any of the additional Shares, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of Shares to be purchased by each of them as shown in the above table bears to the 6,000,000 Shares offered hereby. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the 6,000,000 Shares offered hereby.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has agreed that, until 90 days after the date of this Prospectus Supplement, it will not, without the consent of NatWest Securities Limited ("NatWest"), sell, offer to sell, issue, distribute or otherwise dispose of in the United States any Shares or any securities or interests convertible into, or exercisable or exchangeable for, Shares, other than (a) the Shares offered hereby, (b) Shares issued in any structured equity program, (c) Shares issuable upon the conversion of the Company's outstanding convertible debentures and notes or upon the exercise of outstanding stock options or (d) grants to employees for compensation purposes.

     NatWest, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the Shares offered hereby and subject to certain exceptions, it will not offer or sell any Shares within the United States, its territories or possessions or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit the sale of the Shares offered hereby outside of the United States.

     NatWest has further represented and agreed that (a) it has not offered or sold and will not offer or sell in the United Kingdom by means of any document, any Shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Public Offers of

Securities Regulations 1995 or the Financial Services Act 1986 (the "Act"); (b) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document required or permitted to be published by listing rules under Part IV of the Act to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.

     National Westminster Bank U.S.A. ("NWB"), an affiliate of NatWest, is a member of a syndicate of eight banks which are lenders to the Company under a revolving credit facility. An aggregate of $155 million is available for borrowing under the revolving credit facility. NWB's aggregate participation in the facility is $25 million, of which approximately $16.5 million is currently outstanding. The Company expects to use a portion of the net proceeds from the Offering to repay amounts outstanding under the revolving credit facility. NWB will receive its pro rata share of any net proceeds so applied. See "Use of Proceeds."

     Each of the Underwriters has provided, and expects in the future to provide, investment banking services to the Company.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Nutter, McClennen & Fish, LLP. In addition, Nutter, McClennen & Fish, LLP has passed upon certain federal income tax matters relating to the Company. Stroock & Stroock & Lavan will pass upon certain legal matters for the Underwriters.

PROSPECTUS

                                   MEDITRUST
                         SHARES OF BENEFICIAL INTEREST,
                   DEBT SECURITIES AND/OR SECURITIES WARRANTS
                             ---------------------
     Meditrust, a Massachusetts business trust (together with its subsidiaries unless the context otherwise requires, the "Company"), is a real estate investment trust under the Internal Revenue Code of 1986, as amended, which may offer from time to time, in one or more series, its debt securities (the "Debt Securities"), warrants to purchase Debt Securities (the "Debt Securities Warrants"), shares of beneficial interest, without par value (the "Shares"), and warrants to purchase Shares (the "Share Warrants"). The Debt Securities Warrants and the Share Warrants are collectively referred to herein as the "Securities Warrants." The Debt Securities, Shares and Securities Warrants are collectively referred to herein as the "Securities." The Securities will have an aggregate offering price of $300,000,000 and will be offered in amounts, at prices and on terms to be determined at the time of offering.

     In the case of Debt Securities, the specific title, the aggregate principal amount, the purchase price, the maturity, the rate and time of payment of any interest, any redemption or sinking fund provisions, any conversion provisions and any other specific term of the Debt Securities will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement"). In the case of Shares, the specific number of Shares and issuance price per Share will be set forth in an accompanying Prospectus Supplement. In the case of Securities Warrants, the duration, offering price, exercise price and detachability, if applicable, will be set forth in an accompanying Prospectus Supplement. The Prospectus Supplement will also disclose whether the Securities will be listed on a national securities exchange and if they are not to be listed, the possible effects thereof on their marketability.

     The Securities may be sold: (i) directly by the Company; (ii) through underwriting syndicates represented by one or more managing underwriters, or by one or more underwriters without a syndicate; and (iii) through agents designated from time to time. The names of any underwriters or agents of the Company involved in the sale of the Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." The net proceeds to the Company from such sale also will be set forth in the Prospectus Supplement.

     The Company's shares are traded on the New York Stock Exchange under the symbol "MT." On October 12, 1995, the closing sale price of the Shares on the New York Stock Exchange was $34.75.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                  THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
                 MERITS OF THIS OFFERING. ANY REPRESENTATION TO
                           THE CONTRARY IS UNLAWFUL.
                             ---------------------
     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                             ---------------------
                The date of this Prospectus is October 13, 1995.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the offices of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Reports, proxy materials and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, Room 1102, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and any accompanying Prospectus Supplement do not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission, or may be examined free of charge at the principal office of the Commission in Washington, D.C.

     Statements made in this Prospectus and any accompanying Prospectus Supplement as to the contents of any contract or other document referred to are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus its Annual Report on Form 10-K for the fiscal year ended December 31, 1994, its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1995 and June 30, 1995 and its Current Reports on Form 8-K dated August 8, 1995, July 27, 1995, July 13, 1995 and March 8, 1995, which shall be deemed to be a part hereof. The discussion of Federal income tax treatment of the Company and its shareholders which is contained in the Company's Current Report on Form 8-K dated March 4, 1992, including any amendment or report filed for the purpose of updating such discussion, is hereby incorporated by reference into this Prospectus and shall be deemed to be a part hereof.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in a subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Lisa P. McAlister, Vice President and Treasurer, Meditrust, 197 First Avenue, Needham Heights, Massachusetts 02194, telephone (617) 433-6000.
                             ---------------------

     THE DECLARATION OF TRUST ESTABLISHING THE COMPANY, DATED AUGUST 6, 1985, AS AMENDED (THE "DECLARATION"), A COPY OF WHICH IS DULY FILED IN THE OFFICE OF THE SECRETARY OF STATE OF THE COMMONWEALTH OF MASSACHUSETTS, PROVIDES THAT THE NAME "MEDITRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY; AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

                                  THE COMPANY

     Meditrust is the largest dedicated health care real estate investment trust in the United States, based on its gross real estate investments of $1.7 billion as of June 30, 1995. The objective of the Company is to enable shareholders to participate in the investment in health care related facilities held primarily for the production of cash flows to be distributed to shareholders. In meeting this objective, the Company invests in high quality facilities that are managed by experienced operators and attempts to achieve diversity in its property portfolio by sector of the health care industry, geographic location, operator and form of investment.

     As of June 30, 1995, the Company had investments in 285 facilities, consisting of 240 long-term care facilities, 23 rehabilitation hospitals, six psychiatric hospitals, five retirement living facilities, two alcohol and substance abuse facilities, eight medical office buildings and one acute care hospital. The properties are located in 34 different states and are operated by 33 health care companies. Of the 33 different operators, seven are, or are owned by, publicly-traded companies (i.e., Sun Healthcare Group, Inc., Continental Medical Systems, Inc. (a subsidiary of Horizon/CMS Healthcare Corporation), Geriatric and Medical Centers, Inc., OrNda Healthcorp., Integrated Health Services, Inc., HealthSouth Rehabilitation Corporation and Mariner Health Group, Inc.), and constitute 44% of the Company's gross real estate investments.

     During the first six months of 1995, the Company committed $243 million to new real estate investments, of which $172 million was funded. Of these amounts, $126 million was committed and $55 million was funded during the quarter ended June 30, 1995.

     The Company's real estate investments are either owned by the Company or secured by a mortgage lien. As of June 30, 1995 permanent mortgage loans constituted 56%, sale/leaseback transactions constituted 40%, and development mortgage financing constituted 4% of the Company's portfolio as measured by gross real estate investments. The leases and mortgages provide for rental or interest rates which generally range from 9.5% to 13.5% per annum of the acquisition price or mortgage amount. The leases and mortgages generally provide for an initial term of 10 years, with the leases having one or more five-year renewal options. The leases and mortgages also provide for additional rent and interest which are generally based upon a percentage of increased revenues over specific base period revenues of the related properties. For the year ended December 31, 1994, the aggregate amount of additional rent and interest was approximately $8.2 million compared to $8.7 million for the year ended December 31, 1993.

     In addition, the Company usually obtains guarantees from the parent corporation, if any, of the operator or affiliates or individual principals of the operator. Most obligations are backed by letters of credit or pledges of certificates of deposit which cover from three to twelve months of lease or mortgage payments. In addition, permanent mortgage and development mortgage loans generally are cross-collateralized with any other mortgage and development loans, leases or other agreements between the Company and the same operator or any affiliated operators. Leases and mortgage loans generally are cross-defaulted with any other leases or mortgages between the Company and the same operator or any affiliated operators. With respect to development mortgage loans, the Company generally requires guaranteed maximum price construction contracts, performance completion bonds or guarantees and cost overrun guarantees. The Company enters into a development mortgage loan when the Company will also be the permanent owner or mortgage lender. In making its investment decisions, the Company reviews, among other criteria, the operational viability of the facility, the experience and competency of the operator and the financial strength of the guarantor.

     From time to time, the Company enters into transactions with related parties. As of June 30, 1995, the Company had total commitments of $101 million, of which $37 million was funded, to companies in which Abraham D. Gosman, the Company's Chief Executive Officer, has an ownership interest. The Company expects to enter into additional transactions with related parties in the future. All of the terms and conditions of such transactions are subject to approval by the independent Trustees of the Company. The Board of Trustees believes that the terms of the transactions which the Company has entered into with related parties are not less favorable to the Company than those prevailing at the time for comparable transactions with unrelated persons.

     The Company was organized to qualify, and intends to continue to operate, as a real estate investment trust in accordance with Federal tax laws and regulations. So long as the Company so complies, with limited exceptions, the Company will not be taxed under Federal income tax laws on that portion of its taxable income that it distributes to its shareholders. The Company has distributed, and intends to continue to distribute, substantially all of its real estate investment trust taxable income to shareholders.

     In order to meet its ongoing capital requirements for additional investments, the Company may raise additional equity capital through the sale of Shares, Debt Securities, Share Warrants or Debt Securities Warrants or draw against its revolving bank lines of credit.

     The Company is a self-administered real estate investment trust, with its principal executive offices at 197 First Avenue, Needham Heights, Massachusetts 02194. Its telephone number is (617) 433-6000.

                       HEALTH CARE REFORM AND REGULATION

     Many of the operators with which the Company does business rely on government reimbursement, primarily Medicare and Medicaid, for a significant portion of their operating revenues. During a recent session of the United States Congress, there was active consideration of various proposals for national health care reform, including the administration's proposal to cap national health care spending and the future growth of Medicare and Medicaid funding. No such legislation was passed during the 1994 session of Congress. Such legislation may be reintroduced during current or future sessions of Congress, although it is not possible to predict whether and when health care reform legislation will be passed by Congress and, if passed, what features such legislation will contain or the effect it may have on the nursing home, assisted living or rehabilitation care industries, the reimbursements levels available to health care providers or on the health care industry in general.

     From time to time, Medicaid, Medicare and other governmental payers have reviewed the billing practices of many health care facilities operators including certain of the operators with which the Company does business. It is unclear what impact such reviews may have on these operators. The Company does not believe, however, that any adverse findings against these operators would materially affect the Company's financial position.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                SIX-MONTH
                                                YEAR ENDED DECEMBER 31,        PERIOD ENDED
                                            --------------------------------     JUNE 30,
                                            1990   1991   1992   1993   1994       1995
                                            ----   ----   ----   ----   ----   ------------
        Ratio.............................  1.67   l.60   1.88   2.02   2.19       2.63

     For the purpose of calculating the ratio of earnings to fixed charges for the years ended December 31, 1990, 1991, 1992, 1993 and 1994 and for the six-month period ended June 30, 1995, net income has been added to interest expense and that sum has been divided by such interest expense.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Securities offered from time to time hereby will be used for general business purposes, including the repayment of bank lines of credit, if any, outstanding, and investments in health care facilities. As of August 14, 1995, $75,000,000 was outstanding under the Company's bank lines of credit. All currently outstanding loans under the Company's bank lines of credit mature prior to July 1, 1997 and accrue interest at the lenders' respective prime rates or the London Interbank Offering Rate plus 1.00%. Pending such uses, the net proceeds will be invested in short-term, interest-bearing, direct obligations issued or guaranteed by the United States, certificates of deposit or accounts, or investment grade commercial paper, consistent with the Company's qualification as a real estate investment trust, the Company's Restated Declaration of Trust, as amended (the "Declaration"), and the Company's agreements with its lenders.

                             DESCRIPTION OF SHARES

     There is no limit on the number of Shares the Company is authorized to issue. Shares may be issued by the Board of Trustees without any vote of the shareholders. The outstanding Shares are of one class and without par value. The following description is qualified in all respects by reference to the Declaration and the By-laws of the Company, copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

     Shares of Beneficial Interest. All Shares participate equally in dividends and in net assets available for distribution to shareholders on liquidation or termination of the Company, have one vote per Share on all matters submitted to a vote of the shareholders and do not have cumulative voting rights in the election of Trustees. The Shares offered hereby will be validly issued, fully paid and nonassessable by the Company upon issuance.

Redemption. For the Company to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"), in any taxable year, not more than 50% of its outstanding Shares may be owned by five or fewer individuals and Shares must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In order to meet these requirements, the Trustees have the power to redeem or prohibit the transfer of a sufficient number of Shares selected in a manner deemed appropriate to maintain or bring the ownership of the Shares into conformity with such requirements. In connection with the foregoing, if the Trustees shall, at any time and in good faith, be of the opinion that direct or indirect ownership of at least 9.9% or more of the Shares has or may become concentrated in the hands of one beneficial owner, the Trustees shall
have the        power (i) by lot or other means deemed equitable by them to call for the purchase from any shareholder of the Company of a number of Shares sufficient, in the opinion of the Trustees, to maintain or bring the direct or indirect ownership of Shares of such owner to a level of no more than 9.9% of the outstanding Shares, and (ii) to refuse to transfer or issue Shares to any person whose acquisition of such Shares would cause a beneficial holder to hold in excess of 9.9% of the outstanding Shares. Further, any transfer of Shares that would create a beneficial owner of more than 9.9% of the outstanding Shares shall be deemed void and the intended transferee shall be deemed never to have had an interest therein. The purchase price for any Shares so redeemed shall be equal to the fair market value of the Shares reflected in the closing sales price for the Shares, if then listed on a national securities exchange, or the average of the closing sales price for the Shares if then listed on more than one national securities exchange, or if the Shares are not then listed on a national securities exchange, the latest bid quotation for the Shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of such acquisition are sent by the Company. From and after the date fixed for purchase by the Trustees, the holder of any Shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to such Shares, except the right to payment of the purchase price for the Shares.

     The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain shareholders might deem in their interest or in which they might receive a substantial premium. The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of Shares, deprive shareholders of opportunities to sell at a temporarily higher market price.

     Additional Provisions. The Declaration provides that annual meetings of shareholders are to be held within six months after the end of each fiscal year and special meetings of the shareholders may be called by the President of the Company, a majority of the Trustees or a majority of the Independent Trustees (defined in the Declaration) and shall be called upon the written request of the holders of 10% or more of the outstanding Shares.

     Whenever any action is to be taken by the shareholders, it shall, except as otherwise clearly indicated in the Declaration of Trust, be authorized by holders of a majority of the Shares then outstanding and entitled to vote thereon. Notwithstanding the foregoing, at all elections of Trustees, voting by shareholders shall be conducted under the non-cumulative method and the election of Trustees shall be by the affirmative vote of the holders of Shares representing a plurality of the Shares then outstanding which are present in person or by proxy at a meeting in which a quorum is present.

     Whenever shareholders are required or permitted to take any action (unless a vote at a meeting is specifically required, as with respect to termination or amendment of the Declaration), such action may be taken without a meeting by written consents setting forth the action so taken, signed by the holders of a majority (or such higher percentage as may be specified) of the outstanding Shares that would be entitled to vote thereon at a meeting.

     Except with respect to matters on which a shareholders' vote is specifically required by the Declaration, no action taken by the shareholders at any meeting shall in any way bind the Trustees.

     The Shares have no preemptive, conversion, exchange, sinking fund or appraisal rights.

     The Declaration provides that shareholders of the Company shall not be subject to any liability for the acts or obligations of the Company and that, as far as is practicable, each written agreement of the Company is to contain a provision to that effect. No personal liability will attach to the shareholders for claims under any contract containing such a provision in writing where adequate notice is given of such provision, except possibly in a few jurisdictions. With respect to all types of claims in such jurisdictions and with respect to tort claims, contract claims where the shareholder liability is not disavowed as described above, claims for taxes and certain statutory liabilities in other jurisdictions, a shareholder may be held personally liable to the extent claims are not satisfied by the Company. However, the Declaration provides that, upon payment of any such liability, the shareholder will be entitled to reimbursement from the general assets of the Company. The Trustees intend to conduct the operations of the Company, with the advice of counsel, in such a way as to avoid, as far as is practicable, the ultimate liability of the shareholders of the Company. For example, almost all of the real estate and all of the mortgages included in the assets of the Company are held by corporate subsidiaries. The Trustees do not intend to provide insurance covering such risks to shareholders.

     Transfer Agent and Registrar. Fleet National Bank, Providence, Rhode Island, acts as transfer agent and registrar of the Shares.

                         DESCRIPTION OF DEBT SECURITIES

     The Prospectus Supplement will describe certain terms of any Debt Securities offered hereby, including (i) the title of such Debt Securities; (ii) any limit on the aggregate principal amount of such Debt Securities and their purchase price; (iii) the date or dates on which such Debt Securities will mature; (iv) the rate or rates per annum (or manner in which interest is to be determined) at which such Debt Securities will bear interest, if any, and the date from which such interest, if any, will accrue; (v) the dates on which such interest, if any, on such Debt Securities will be payable and the regular record dates for such interest payment dates; (vi) any mandatory or optional sinking fund or analogous provisions; (vii) additional provisions, if any, for the defeasance of such Debt Securities; (viii) the date, if any, after which and the price or prices at which such Debt Securities may, pursuant to any optional or mandatory redemption or repayment provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption or repayment provisions; (ix) whether such Debt Securities are to be issued in whole or in part in registered form represented by one or more registered global securities (a "Registered Global Security") and, if so, the identity of the depository for such Registered Global Security or Securities; (x) certain applicable United States Federal income tax consequences; (xi) any provisions relating to security for payments due under such Debt Securities; (xii) any provisions relating to the conversion or exchange of such Debt Securities into or for Shares or Debt Securities of another series; (xiii) any provisions relating to the ranking of such Debt Securities in right of payment as compared to other obligations of the Company; (xiv) the denominations in which such Debt Securities are authorized to be issued; (xv) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (xvi) whether such Debt Securities are to be issued pursuant to an indenture of trust; and (xvii) any other specific term of such Debt Securities, including any additional events of default or covenants provided for with respect to such Debt Securities, and any terms that may be required by or advisable under applicable laws or regulations.

     The Debt Securities may be issued in one or more series under an Indenture to be executed by the Company and a trustee (the "Trustee"), a form of which is included as an exhibit to the Registration Statement of which this Prospectus is a part (the "Indenture"). The terms of the Debt Securities may include those stated in the Indenture and those made a part of the Indenture (before any supplements) by reference to the Trust Indenture Act of 1939, as amended.

     The following is a summary of certain provisions of the Indenture and does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Indenture, including the definitions of certain terms therein to which reference is hereby made, for a complete statement of such provisions. Wherever particular provisions or sections of the Indenture or terms defined therein are referred to herein, such provisions or definitions are incorporated herein by reference.

     General. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued from time to time in one or more series.

     Conversion Rights. The terms, if any, on which Debt Securities of any series may be converted into Shares or Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto. To protect the Company's status as a real estate investment trust ("REIT"), the holders of Debt Securities of any series ("Holders") may not convert any Debt Security, and such Debt Security shall not be convertible by any Holder, if as a result of such conversion any person would then be deemed to beneficially own, directly or indirectly, 9.9% or more of the then outstanding Shares.

     The conversion price will be subject to adjustment under certain conditions, including (i) the payment of dividends (and other distributions) in Shares on any class of shares of the Company; (ii) subdivisions, combinations and reclassifications of Shares; (iii) the issuance to all or substantially all holders of Shares of rights or warrants entitling them to subscribe for or purchase Shares at a price per Share (or having a conversion price per Share) less than the then current market price; and (iv) distributions to all or substantially all holders of Shares or shares of any other class, or evidences of indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions not prohibited under the terms of the Indenture) of the Company, subject to the limitation that all adjustments by reason of any of the foregoing would not be made until they result in a cumulative change in the conversion price of at least 1%. In the event the Company shall effect any capital reorganization or reclassification of its Shares or shall consolidate or merge with or into any trust or corporation (other than a consolidation or merger in which the Company is the surviving entity) or shall sell or transfer substantially all its assets to any other trust or corporation, the Holders shall, if entitled to convert such Debt Securities at any time after such transaction, receive upon conversion thereof, in lieu of each Share into which the Debt Securities of such series would have been convertible prior to such transaction, the same kind and amount of stock and other securities, cash or property as shall have been issuable or distributable in connection with such transaction with respect to each Share.

     A conversion price adjustment made according to the provisions of the Debt Securities of any series (or the absence of provision for such an adjustment) might result in a constructive distribution to the Holders of Debt Securities of such series or holders of Shares that would be subject to taxation as a dividend. The

Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Trustees of the Company deems advisable to avoid or diminish any income tax to holders of Shares resulting from any dividend or distribution of Shares (or rights to acquire Shares) or from any event treated as such for income tax purposes or for any other reason. The Board of Trustees will also have the power to resolve any ambiguity or correct any error in the provisions relating to the adjustment of the conversion price of the Debt Securities of such series and its actions in so doing shall be final and conclusive.

     Fractional Shares will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon market price.

     The Holders of Debt Securities of any series at the close of business on an interest payment record date shall be entitled to receive the interest payable on such Debt Securities on the corresponding interest payment date notwithstanding the conversion thereof. However, Debt Securities surrendered for conversion during the period from the close of business on any record date for the payment of interest to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date. Holders of Debt Securities of any series who convert Debt Securities of such series on an interest payment date will receive the interest payable by the Company on such date and need not include payment in the amount of such interest upon surrender of such Debt Securities for conversion. Except as aforesaid, no payment or adjustment is to be made on conversion for interest accrued on the Debt Securities of any series or for dividends on Shares.

     Optional Redemption. The Debt Securities of any series that are convertible into Shares will be subject to redemption, in whole or from time to time in part, at any time for certain reasons intended to protect the Company's status as a REIT at the option of the Company on at least 30 days' prior notice by mail at a redemption price equal to 100% of the principal amount, plus interest accrued to the date of redemption. Except as otherwise set forth in the accompanying Prospectus Supplement, the Company may exercise its redemption powers solely with respect to the securities of the security holder or holders which pose a threat to the Company's REIT status and only to the extent deemed necessary by the Company's Board of Trustees to preserve such status. (See "Redemption" under "Description of Shares".)

     Dividends, Distributions and Acquisitions of Shares of Beneficial Interest. The Indenture provides that the Company will not (i) declare or pay any dividend or make any distribution on its Shares or to holders of its Shares (other than dividends or distributions payable in its Shares or other than as the Company determines is necessary to maintain its status as a REIT) or (ii) purchase, redeem or otherwise acquire or retire for value any of its Shares or permit any subsidiary to do so, if at the time of such action an Event of Default (as defined in the Indenture) has occurred and is continuing or would exist immediately after giving effect to such action.

     Additional Covenants. Any additional covenants of the Company with respect to a series of the Debt Securities will be set forth in the Prospectus Supplement relative thereto.

     Modification of the Indenture. Under the Indenture, with certain exceptions, the rights and obligations of the Company with respect to any series of Debt Securities and the rights of Holders of such series may only be modified by the Company and the Trustee with the consent of the Holders of at least a majority in principal amount of the outstanding Debt Securities of such series. However, without the consent of each Holder of any Debt Securities affected, an amendment, waiver or supplement may not (i) reduce the principal of, or rate of interest on, any Debt Securities; (ii) change the stated maturity date of the principal of, or any installment of interest on, any Debt Securities; (iii) waive a default in the payment of the principal amount of, or the interest on, or any premium payable on redemption of, any Debt Securities; (iv) change the currency for payment of the principal of, or premium or interest on, any Debt Securities; (v) impair the right to institute suit for the enforcement of any such payment when due; (vi) adversely affect any right to convert any Debt Securities; (vii) reduce the amount of outstanding Debt Securities necessary to consent to an amendment, supplement or waiver provided for in the Indenture; or
(viii) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or waivers of past defaults, except as otherwise specified.

     Events of Default, Notice and Waiver. Except as otherwise set forth in the accompanying Prospectus Supplement, the following is a summary of certain provisions of the Indenture relating to events of default, notice and waiver.

     The following are Events of Default under the Indenture with respect to any series of Debt Securities: (i) default in the payment of interest on the Debt Securities of such series when due and payable, which continues for 30 days;
(ii) default in the payment of principal of (and premium, if any) on the Debt Securities when due, at maturity, upon redemption or otherwise, which continues for five Business Days; (iii) failure to perform any other covenant of the Company contained in the Indenture or the Debt Securities of such series which continues for 60 days after written notice as provided in the Indenture; (iv) default under any bond, debenture or other Indebtedness (as defined in the Indenture) of the Company or any subsidiary if (a) either (x) such event of default results from the failure to pay any such Indebtedness at maturity or (y) as a result of such event of default, the maturity of such Indebtedness has been accelerated prior to its expressed maturity and such acceleration shall not be rescinded or annulled or the accelerated amount paid within ten days after notice to the Company of such acceleration, or such Indebtedness having been discharged, and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal or interest thereon, or the maturity of which has been so accelerated, aggregates $10,000,000 or more; (v) certain events of bankruptcy, insolvency or reorganization relating to the Company; and (vi) any other Event of Default provided with respect to the Debt Securities of that series.

     If an Event of Default occurs and is continuing with respect to the Debt Securities of any series, either the Trustee or the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may declare the Debt Securities due and payable immediately.

     The Indenture provides that the Trustee will, within 90 days after the occurrence of any Default or Event of Default with respect to the Debt Securities of any series, give to the Holders of Debt Securities notice of all uncured Defaults and Events of Default known to it, but the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such Holders, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any of the Debt Securities of such series.

     The Indenture provides that the Holders of a majority in aggregate principal amount of the Debt Securities of any series then outstanding may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. The right of a Holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent including notice and indemnity to the Trustee, but the Holder has an absolute right to receipt of principal of (and premium, if any) and interest on such Holder's Debt Securities on or after the respective due dates expressed in the Debt Securities, and to institute suit for the enforcement of any such payments.

     The Holders of a majority in principal amount of the outstanding Debt Securities of any series then outstanding may on behalf of the Holders of all Debt Securities of such series waive certain past defaults, except a default in payment of the principal of (or premium, if any) or interest on any Debt Securities of such series or in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Debt Securities of such series affected thereby.

     The Company will be required to furnish to the Trustee annually a statement of certain officers of the Company stating whether or not they know of any Default or Events of Default (as defined in the Indenture) and, if they have knowledge of a Default or Event of Default, a description of the efforts to remedy the same.

     Consolidation, Merger, Sale or Conveyance. The Indenture provides that the Company may merge or consolidate with, or sell or convey all or substantially all of its assets to, any other trust or corporation, provided that (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) shall be an entity organized and existing under the laws of the United States or a state thereof or the District of Columbia (although it may, in turn, be owned by a foreign entity) and such entity shall expressly assume by supplemental indenture all of the obligations of the Company under the Debt Securities of any series and the Indenture, (ii) immediately after giving effect to such transactions no Default or Event of Default shall have occurred and be continuing, and (iii) the Company shall have delivered to the Trustee an Officers' Certificate and opinion of counsel, stating that the transaction and supplemental indenture comply with the Indenture. The Indenture does not contain any provision requiring the Company to repurchase the Debt Securities of any series at the option of the Holders thereof in the event of a leveraged buyout, recapitalization or similar restructuring of the Company, even though the Company's creditworthiness and the market value of the Debt Securities may decline significantly as a result of such transaction. The Indenture does not protect Holders of the Debt Securities of any series against any decline in credit quality, whether resulting from any such transaction or from any other cause.

     Global Securities. The Debt Securities of a series may be issued in whole or in part in global form (the "Global Securities"). The Global Securities will be deposited with a depository (the "Depository"), or with a nominee for a Depository, identified in the Prospectus Supplement. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor for such Depository or a nominee of such successor.

     The specific material terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement. The Company anticipates that the following provisions will apply to all depository arrangements.

     Upon the issuance of a Global Security, the Depository for such Global Security will credit, on its book entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("participants"). The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depository for such Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, such Depository or such nominee as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture; provided, however, that for purposes of obtaining any consents or directions required to be given by the Holders of the Debt Securities, the Company, the Trustee and its agents will treat a person as the holder of such principal amount of Debt Securities as specified in a written statement of the Depository.

     Principal, premium, if any, and interest payments, if any, on Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to such Depository or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any Paying Agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium, if any, or interest will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository. The Company also expects that payments by participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants.

     If the Depository for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue each Debt Security in definitive form to the beneficial owners thereof in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Security or Securities representing such Debt Securities.

     The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in Debt Securities represented by Global Securities.

     Governing Law. The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

                       DESCRIPTION OF SECURITIES WARRANTS

     The Company may issue Securities Warrants for the purchase of Debt Securities or Shares. Securities Warrants may be issued independently or together with Debt Securities or Shares offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities or Shares. Each series of Securities Warrants will be issued under a separate warrant agreement (a "Securities Warrant Agreement") to be entered into between the Company and a bank or trust company, as Securities Warrant agent, all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. The Securities Warrant agent will act solely as an agent of the Company in connection with the Securities Warrant certificates relating to the Securities Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant certificates or beneficial owners of Securities Warrants. The following summaries of certain provisions of the Securities Warrant Agreement and Securities Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Securities Warrant Agreement and the Securities Warrant certificates relating to each series of Security Warrants which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Security Warrants.

     If Debt Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price, (ii) the denominations and terms of the series of Debt Securities purchasable upon exercise of such Securities Warrants, (iii) the designation and terms of any series of Debt Securities with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such Debt Security, (iv) the date, if any, on and after which such Securities Warrants and the related series of Debt Securities will be transferable separately, (v) the principal amount of the series of Debt Securities purchasable upon exercise of each such Securities Warrant and the price at which such principal amount of Debt Securities of such series may be purchased upon such exercise, (vi) the date on which the right to exercise such Securities Warrants shall commence and the date (the "Expiration Date") on which such right shall expire, (vii) whether the Securities Warrants will be issued in registered or bearer form, (viii) any special United States Federal income tax consequences, (ix) the terms, if any, on which the Company may accelerate the Expiration Date and (x) any other terms of such Securities Warrants.

     In the case of Share Warrants, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price, (ii) the aggregate number of Shares purchasable upon exercise of such Securities Warrants and the exercise price,
(iii) the designation and terms of the Securities with which such Securities Warrants are being offered, if any, and the number of such Securities Warrants being offered with each such Security, (iv) the date, if any, on and after which such Securities Warrants and the related series of Debt Securities or Shares will be transferable separately, (v) the date on which the right to exercise such Securities Warrants shall commence and the

Expiration Date, (vi) any special United States Federal income tax consequences and (vii) any other terms of such Securities Warrants.

     Securities Warrant certificates may be exchanged for new Securities Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Debt Securities Warrants, holders of such Securities Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on such Debt Securities or to enforce covenants in the applicable indenture. Prior to the exercise of any Share Warrants, holders of such Securities Warrants will not have any rights of holders of such Shares, including the right to receive payments of dividends, if any, on such Shares, or to exercise any applicable right to vote.

     Certain Risk Considerations. Any Securities Warrants issued by the Company will involve a certain degree of risk, including risks arising from the fluctuations in the price of the underlying securities and general risks applicable to the stock market (or markets) on which the underlying securities are traded.

     Prospective purchasers of the Securities Warrants should recognize that the Securities Warrants may expire worthless and, thus, purchasers should be prepared to sustain a total loss of the purchase price of their Securities Warrants. This risk reflects the nature of a Securities Warrant as an asset which, other factors held constant, tends to decline in value over time and which may, depending on the price of the underlying securities, become worthless when it expires. The trading price of a Securities Warrant at any time is expected to increase as the price, or, if applicable, dividend rate on the underlying securities increases. Conversely, the trading price of a Securities Warrant is expected to decrease as the time remaining to expiration of the Securities Warrant decreases and as the price or, if applicable, dividend rate on the underlying securities, decreases. Assuming all other factors are held constant, the more a Securities Warrant is "out of the money" (i.e., the more the exercise price exceeds the price of the underlying securities and the shorter its remaining term to expiration), the greater the risk that a purchaser of the Securities Warrant will lose all or part of his or her investment. If the price of the underlying securities does not rise before the Securities Warrant expires to an extent sufficient to cover a purchaser's cost of the Securities Warrant, the purchaser will lose all or part of his or her investment in such Securities Warrant upon expiration.

     In addition, prospective purchasers of the Securities Warrants should be experienced with respect to options and option transactions and understand the risks associated with options and should reach an investment decision only after careful consideration, with their financial advisers, of the suitability of the Securities Warrants in light of their particular financial circumstances and the information discussed herein and, if applicable, the Prospectus Supplement. Before purchasing, exercising or selling any Securities Warrants, prospective purchasers and holders of Securities Warrants should carefully consider, among other things, (i) the trading price of the Securities Warrants, (ii) the price of the underlying securities at such time, (iii) the time remaining to expiration and (iv) any related transaction costs. Some of the factors referred to above are in turn influenced by various political, economic and other factors that can affect the trading prices of the underlying securities and should be carefully considered prior to making any investment decisions.

     Purchasers of the Securities Warrants should further consider that the initial offering price of the Securities Warrants may be in excess of the price that a purchaser of options might pay for a comparable option in a private, less liquid transaction. In addition it is not possible to predict the price at which the Securities Warrants will trade in the secondary market or whether any such market will be liquid. The Company may, but is not obligated to, file an application to list any Securities Warrants issued on a United States national securities exchange. To the extent that any Securities Warrants are exercised, the number of Securities Warrants outstanding will decrease, which may result in a lessening of the liquidity of the Securities Warrants. Finally, the Securities Warrants will constitute direct, unconditional and unsecured obligations of the Company and as such will be subject to any changes in the perceived creditworthiness of the Company.

     Exercise of Securities Warrants. Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or number of Shares, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

     Securities Warrants may be exercised by delivering to the Securities Warrant agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Debt Securities or Shares, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five Business Days of the Securities Warrant certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant certificate properly completed and duly executed at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities or Shares, as the case may be, purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant certificate are exercised, a new Securities Warrant certificate will be issued for the remaining amount of Securities Warrants.

     Amendments and Supplements to Securities Warrant Agreement. The Securities Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder, to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interest of the holders of the Securities Warrants.

     Share Warrant Adjustments. Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of and the number of Shares covered by a Share Warrant are subject to adjustment in certain events, including (i) payment of a dividend on the Shares payable in Shares and Share splits, combinations or reclassification of Shares, (ii) issuance to all holders of Shares of rights or warrants to subscribe for or purchase Shares at less than their current market price (as defined in the Securities Warrant Agreement for such series of Share Warrants) and (iii) certain distributions of evidences of indebtedness or assets (including securities but excluding cash, dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in Shares or of subscription rights and warrants excluding those referred to above).

     No adjustments in the exercise price of and the number of Shares covered by a Share Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of and the number of Shares covered by a Share Warrant will not be adjusted for the issuance of Shares or any securities convertible into or exchangeable for Shares or carrying the right or option to purchase or otherwise acquire the foregoing in exchange for cash, other property or services.

     In the event of any (i) consolidation or merger of the Company with or into any entity (other than consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding Shares),
(ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company or (iii) reclassification, capital reorganization or change of the Shares (other than solely a change in par value), then any holder of a Share Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Share Warrant the kind and amount of Shares or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Share Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Share Warrant following any such event consists of common stock (or its equivalent) of the surviving entity, then from and after the occurrence of such event, the exercise price of such Share Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock were Shares.

                              PLAN OF DISTRIBUTION

GENERAL

     The Company may sell the Securities in any of three ways: (i) through underwriting syndicates represented by one or more managing underwriters, or by one or more underwriters without a syndicate; (ii) through agents designated from time to time; and (iii) directly to investors. The names of any underwriters or agents of the Company involved in the sale of the Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in the Prospectus Supplement.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Prospectus Supplement will describe the method of distribution of the Securities.

     In connection with the sale of Securities, underwriters or agents acting on the Company's behalf may receive compensation from the Company or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriter, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter will be identified and any such compensation will be described in the Prospectus Supplement.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for the Company in the ordinary course of business.

     As of October 13, 1995, the Company was engaged in preliminary discussions with NatWest Securities Limited, Goldman Sachs International and Morgan Grenfell & Co., Limited with respect to a European offering of the Company's shares of beneficial interest.

STRUCTURED EQUITY PROGRAM

     The Company may also issue and sell Shares from time to time through one or more sales agents (to be named in a prospectus supplement hereto, the "Agent") in ordinary brokers' transactions on the New York Stock Exchange (the "NYSE"). Such sales, if any, will be effected during a series of one or more pricing periods (each, a "Pricing Period"), each consisting of five consecutive calendar days in duration, unless a shorter period has otherwise been agreed to by the Company and the Agent. For each Pricing Period, an Average Market Price (as hereinafter defined) will be computed. With respect to any Pricing Period, "Average Market Price" shall equal the average of the arithmetic mean of the high and low sales prices of the Shares of the Company reported on the NYSE for each trading day of such Pricing Period.

     The net proceeds to the Company with respect to sales of Shares in any Pricing Period up to a maximum amount agreed to in advance with the Agent (the "Average Market Price Shares") will equal a percentage (the "Company's Percentage") of the Average Market Price for each Share sold during the Pricing Period (subject to adjustment in certain circumstances), plus Excess Proceeds (as defined below), if any. The compensation to the Agent for sales of Average Market Price Shares in any Pricing Period will equal the difference between the aggregate gross sales price at which such sales are actually effected and the net proceeds to the Company for such sales, but in no event will exceed 10% of the aggregate gross sales prices of the Average Market Price Shares during any Pricing Period (the "Maximum Commission"). To the extent that such aggregate gross sales prices are less than the Average Market Price, the compensation to the Agent will be correspondingly reduced; to the extent that such aggregate gross sales prices are greater than the

Average Market Price, the compensation to the Agent will be correspondingly increased (but in no event will exceed the Maximum Commission). In the event that the average aggregate gross sales price in any Pricing Period equals the Company's Percentage of the Average Market Price (or less) for such Pricing Period, all of the proceeds from such sales will be for the account of the Company and no compensation will be payable to the Agent. To the extent that the Agent's compensation under the foregoing formula would otherwise exceed the Maximum Commission in any Pricing Period, the excess will constitute additional net proceeds to the Company (the "Excess Proceeds").

     Any Shares sold by the Agent during the Pricing Period on behalf of the Company other than Average Market Price Shares ("Additional Shares") will be at a fixed commission rate based on a percentage of the Share price per Share. In no event will the compensation to the Agent be in excess of any applicable requirements of the National Association of Securities Dealers, Inc.

     Settlements of sales of Additional Shares and Average Market Price Shares will occur on the third business day following the date on which any such sales are made. Purchases of Shares from the Agent, as sales agent for the Company, will settle the regular way on the NYSE. Compensation to the Agent with respect to sales of Average Market Price Shares will be paid out of the proceeds of such settlements. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

     At the end of each Pricing Period, the Company will file a Prospectus Supplement under the applicable paragraph of Rule 424(b) promulgated under the Act, which Prospectus Supplement will set forth the name of the Agent, dates included in such Pricing Period, the number of such Shares sold through the Agent as sales agent (identifying separately the number of Average Market Shares and any Additional Shares), the high and low prices at which Average Market Shares were sold during such Pricing Period, the net proceeds to the Company, the compensation payable by the Company to the Agent with respect to such sales pursuant to the formula set forth above and other relevant information. Unless otherwise indicated in a Prospectus Supplement, the Agent will act as sales agent on a best efforts basis.

     In connection with the sale of the Shares on behalf of the Company, the Agent may be deemed to be an "underwriter" within the meaning of the Securities Act, and the compensation of the Agent may be deemed to be underwriting commissions or discounts. The Company intends to provide indemnification and contribution to the Agent against certain civil liabilities, including liabilities under the Securities Act. The Agent may engage in transactions with, or perform services for, the Company in the ordinary course of business.

     In August and September of 1995, the Company engaged in preliminary discussions and negotiations with PaineWebber Incorporated with respect to a structured equity program. As of October 13, 1995, the Company was not committed to implement such a program and does not expect to implement such a program until after the completion of the European offering described above, if at all.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Nutter, McClennen & Fish, LLP, Boston, Massachusetts. In addition, Nutter, McClennen & Fish, LLP will pass upon certain Federal income tax matters relating to the Company. The name of any legal counsel that passes on the validity of the other Securities offered hereby for any underwriter or agent will be set forth in the applicable Prospectus Supplement.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1994 and 1993 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994, and the financial statement schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Coopers & Lybrand L.L.P., independent accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing. Any financial statements and schedules hereafter incorporated by reference in the registration statement of which this Prospectus is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

--------------------------------------------------------------------------------
                       MEDITRUST PROPERTY LOCATIONS[1]

                             [UNITED STATES MAP]


-------------------------
INVESTMENT
DIVERSIFICATION

      [PIE CHART]
                                                ------------------------------
                                                [COLOR LOGO] Facilty Locations

(Shows percentages of Meditrust's               Numbers in shaded areas
gross real estate investments                   denote the number of Meditrust
as of December 31, 1995 in                      properties in that state.
different types of facilities)                  ------------------------------
                                                ------------------------------
                                                (1) As of December 31, 1995
---------------------------------               ------------------------------
--------------------------------------------------------------------------------

===============================================================================
     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE HEREIN, IN CONNECTION WITH THIS OFFERING AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY OF THESE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IN THE PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
        PROSPECTUS SUPPLEMENT
The Company...........................................................    S-3
Recent Developments...................................................    S-4
Use of Proceeds.......................................................    S-4
Price Range of Shares and Distribution History........................    S-5
Distributions.........................................................    S-6
Selected Financial Information........................................    S-7
Capitalization........................................................    S-8
Management and Board of Trustees......................................    S-9
Certain United States Federal Income Tax Considerations...............   S-10
Underwriting..........................................................   S-12
Legal Matters.........................................................   S-13

              PROSPECTUS
Available Information.................................................      2
Incorporation of Certain Documents by Reference.......................      2
The Company...........................................................      3
Health Care Reform and Regulation.....................................      4
Ratio of Earnings to Fixed Charges....................................      4
Use of Proceeds.......................................................      5
Description of Shares.................................................      5
Description of Debt Securities........................................      6
Description of Securities Warrants....................................     11
Plan of Distribution..................................................     14
Legal Matters.........................................................     15
Experts...............................................................     16

===============================================================================
===============================================================================
                                6,000,000 SHARES

                                      LOGO
                         SHARES OF BENEFICIAL INTEREST

                          ---------------------------

                           NATWEST SECURITIES LIMITED

                               ALEX. BROWN & SONS
                                 INCORPORATED

                           DEAN WITTER REYNOLDS INC.
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                            PAINEWEBBER INCORPORATED
                               SMITH BARNEY INC.

                             PROSPECTUS SUPPLEMENT

                                            , 1996

===============================================================================